Christina T. Roupas +1 312 881 6670 croupas@cooley.com	Via EDGAR

August 25, 2023

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tempus Labs, Inc.

Draft Registration Statement on Form S-1

Submitted August 25, 2023

CIK: 0001717115

Dear Sir/Madam,

On behalf of Tempus Labs, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 on August 25, 2023 (as amended, the “Draft Registration Statement”), we advise you that the Company, which qualifies as an emerging growth company, has omitted from the Draft Registration Statement the unaudited financial information for the interim periods ended June 30, 2023 and 2022 (the “Interim Financial Information”) in reliance on Section 71003 of the Fixing America’s Surface Transportation (FAST) Act. In accordance with the FAST Act, the Company confirms that the Interim Financial Information relates to a historical period that the Company reasonably believes will not be required to be included in its registration statement at the time of the contemplated offering.

Please direct all notices, comments and communications with respect to this confidential submission to me at (312) 881-6670.

Cooley LLP    110 N. Wacker Drive Suite 4200    Chicago, IL    60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com

Christina T. Roupas +1 312 881 6670 croupas@cooley.com	Via EDGAR

Sincerely,

/s/ Christina T. Roupas
Christina T. Roupas

cc:	Eric Lefkofsky, Tempus Labs, Inc.

Jim Rogers, Tempus Labs, Inc.

Erik Phelps, Tempus Labs, Inc.

Ryan Bartolucci, Tempus Labs, Inc.

Eric Jensen, Cooley LLP

Courtney Tygesson, Cooley LLP

Cooley LLP    110 N. Wacker Drive Suite 4200    Chicago, IL    60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com